UNITED STATES DISTRICT COURT

EASTERN DISTRICT OF PENNSYLVANIA

STEVEN CURD and REBEL CURD, Derivatively on Behalf of SEI INTERNATIONAL EQUITY FUND, SEI HIGH YIELD BOND FUND, SEI TAX-MANAGED LARGE CAP FUND, SEI TAX-MANAGED SMALL/MID CAP FUND, and SEI INTERMEDIATE-TERM MUNICIPAL FUND, Plaintiffs, v. SEI INVESTMENTS MANAGEMENT CORPORATION, Defendant.	Case No. DEMAND FOR JURY TRIAL

VERIFIED COMPLAINT

Plaintiffs Steve Curd and Rebel Curd, by their undersigned attorneys, bring this verified complaint against defendant SEI Investments Management Corporation ("SIMC") and plead as follows:

NATURE OF THE ACTION

1. This is a derivative action brought by plaintiffs on behalf of SEI High Yield Bond Fund ("High Yield Bond"), SEI International Equity Fund ("International Equity"), SEI Intermediate-Term Municipal Fund ("Intermediate-Term Municipal"), SEI Tax-Managed Large Cap Fund ("Tax-Managed Large Cap"), and SEI Tax-Managed Small/Mid Cap Fund ("Tax-Managed Small/Mid Cap") (collectively, the "SEI Funds"), against defendant SIMC, pursuant to section 36(b) of the Investment Company Act of 1940 ("ICA"), as amended 15 U.S.C. §80a-35(b) ("Section 36(b)").

2.   Defendant SIMC is nominally the SEI Funds' investment manager/adviser, for which it charges the SEI Funds fees. These fees, however, are illegal due to their excessiveness, as detailed herein. To start, SIMC delegates almost all of its investment management duties to the sub-advisers. Despite this fact, SIMC retains a substantial portion in fees that it charges the SEI Funds. For example, in fiscal year 2012, SEI Funds paid defendant SIMC nearly *$27 million* in investment management fees. Of that sum, defendant SIMC paid the SEI Funds' sub-advisers just over $16 million for sub-advisory services, retaining $10.3 million for itself.

3.   Next, defendant SIMC's fee schedules are not designed for the SEI Funds and their security holders to take advantage of the savings arising from economies of scale. An accepted precept in the mutual fund industry is that it is not harder to manage a fund simply because it is bigger. Therefore, in order to prevent outsized fees, the percentage of assets under management that advisers charge as fees must decrease as the assets grow. SIMC has not followed this rule. In fact, defendant SIMC has charged the same fee rates to the SEI Funds for as many as *seventeen years* despite the SEI Funds' asset growth through additional investments of as much as *307%* during this time.

4.   Pursuant to Section 36(b)(3), plaintiffs seek on behalf of the SEI Funds, the damages resulting from the breaches of fiduciary duties by defendant SIMC, including the amount of excessive compensation and payments received by defendant SIMC and the rescission of the contracts that form the basis for the excessive and illegal fees.

JURISDICTION AND VENUE

5.   This Court has subject matter jurisdiction pursuant to 15 U.S.C. §80a-43, 15 U.S.C. §80a-35(b)(5), and 28 U.S.C. §1331.

6.   Venue is proper in this judicial district pursuant to 28 U.S.C. §1391 and 15 U.S.C. §80a-43 because the SEI Funds' principal executive offices are located in this District and a substantial part of the events or omissions that give rise to plaintiffs' claims occurred in this District.

PARTIES

Plaintiffs

7.   Plaintiff Steven Curd owns shares in each of the SEI Funds.

8.   Plaintiff Rebel Curd owns shares in each of the SEI Funds.

Nominal Defendants

9.   Nominal Defendant International Equity is a fund organized under the SEI Institutional International Trust ("International Trust")[1] with net assets of $2 billion as of March 31, 2013.   At least 40% of International Equity's assets are invested outside the U.S. International Equity's principal executive offices are located at One Freedom Valley Drive, Oaks, Pennsylvania.

10.   Nominal Defendant High Yield Bond is a fund organized under the SEI Institutional Managed Trust ("Managed Trust")[2] with net assets of $2 billion as of March 31, 2013.   High Yield Bond invests primarily in fixed income securities rated below investment grade, including corporate bonds and debentures, convertible and preferred securities, zero coupon obligations and collateralized debt obligations, and collateralized loan obligations.   High

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[1] International Trust is a management investment company under the ICA and is comprised of four funds, including International Equity.   International Trust is a Massachusetts business trust with principal executive offices located at One Freedom Valley Drive, Oaks, Pennsylvania.

[2] Managed Trust is a management investment company under the ICA and is comprised of twenty-five funds, including High Yield Bond, Tax-Managed Large Cap, and Tax Managed Small Cap.   The Managed Trust is a Massachusetts business trust with principal executive offices located at One Freedom Valley Drive, Oaks, Pennsylvania.

Yield Bond's principal executive offices are located at One Freedom Valley Drive, Oaks, Pennsylvania.

11.   Nominal Defendant Tax-Managed Large Cap is a fund organized under the Managed Trust with net assets of $2.1 billion as of March 31, 2013. Tax-Managed Large Cap invests at least 80% of its net assets in equity securities of large companies including American depositary receipts and exchange-traded funds. Tax-Managed Large Cap's principal executive offices are located at One Freedom Valley Drive, Oaks, Pennsylvania.

12.   Nominal Defendant Tax-Managed Small/Mid Cap is a fund organized under the Managed Trust with net assets of $402 million as of March 31, 2013. Tax-Managed Large Cap invests at least 80% of its net assets in equity securities of small and medium capitalization companies. Tax-Managed Small/Mid Cap's principal executive offices are located at One Freedom Valley Drive, Oaks, Pennsylvania.

13.   Nominal Defendant Intermediate-Term Municipal is a fund organized under the SEI Tax Exempt Trust ("Tax Exempt Trust")[3] with net assets of $3.2 billion as of February 28, 2013. Intermediate-Term Municipal invests at least 80% of its net assets in investment grade municipal securities that pay interest that is exempt from federal income tax. The principal issuers of these securities are state and local governments and their agencies located in any of the fifty states, the District of Columbia, Puerto Rico, and other U.S. territories and possessions. Intermediate-Term Municipal's principal executive offices are located at One Freedom Valley Drive, Oaks, Pennsylvania.

Defendant

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[3] Tax Exempt Trust is an open-end management investment company under the ICA and is comprised of ten funds, including Intermediate-Term Municipal. Tax Exempt Trust is a Massachusetts business trust with principal executive offices located at One Freedom Valley Drive, Oaks, Pennsylvania.

14.   Defendant SIMC is an investment adviser that serves registered companies under the ICA.   Pursuant to separate Advisory Agreements with International Trust, Managed Trust, and Tax Exempt Trust, defendant SIMC serves as the investment adviser for the SEI Funds. Defendant SIMC is a Delaware corporation with principal executive offices located at One Freedom Valley Drive, Oaks, Pennsylvania.

BACKGROUND INFORMATION ABOUT THE INVESTMENT MANAGEMENT INDUSTRY AND THE PURPOSE OF SECTION 36(b)

15.   A mutual fund is typically created and managed by a pre-existing organization known as an investment adviser that generally supervises the daily operation of the fund and often selects affiliated persons to serve on the fund's board of directors.   Congress recognized as early as 1935 that because a typical mutual fund is organized by its investment adviser which provides it with almost all of its management services, and because its shares are bought by investors who rely on that service, a mutual fund cannot, as a practical matter, sever its relationship with the adviser.

16.   Because of this relationship in the mutual fund industry, there is no arm's-length bargaining.   As a result, in 1940, Congress enacted the ICA.   The conflicts in the inherent structure of mutual funds, including those at issue here, exemplify the concern raised in the preamble to the ICA that "investment companies are organized, operated, [and] managed, ... in the interest of ... investment advisers, ... rather than in the interest of [shareholders]."   As stated in the ICA:

> [T]he *national public interest and the interest of investors are adversely affected ... when investment companies are organized, operated, [and] managed ... in the interest of ... investment advisers, ... rather than in the interest of [shareholders]* ... [or] when investment companies ... are not subjected to adequate independent scrutiny.

ICA section 1(b)(2), (5); 15 U.S.C. §80a-1(b).

17.   During the 1960s, Congress realized that investment advisers to equity mutual funds were charging those funds excessive fees. Thus, Congress added Section 36(b) to the ICA in 1970. This provision created a federal cause of action for breach of fiduciary duty by investment advisers. Section 36(b) states in pertinent part:

> [T]he investment adviser of a registered investment company shall be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by such registered investment company, or by the security holders thereof, to such investment adviser or any affiliated person of such investment adviser. *An action may be brought under this subsection ... by a security holder of such registered investment company on behalf of such company, against such investment advisers, or an affiliated person of such investment advisor ... for breach of fiduciary duty in respect to such compensation* or payments paid by such registered investment company or by the security holders thereof to such investment adviser or person.

DEFENDANT SIMC CHARGED EXCESSIVE FEES

18.   The test for determining whether fee compensation paid to defendant SIMC violates Section 36(b) is essentially whether the fee schedule represents a charge within the range of what would have been negotiated at arm's-length in light of all the surrounding circumstances. Thus, an adviser violates Section 36(b) if it charges a fee that is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining.

19.   As further detailed herein, the investment management fees defendant SIMC charged the SEI Funds were so excessive that they were in breach of defendant SIMC's Section 36(b) fiduciary duty to the SEI Funds. The excessiveness of the fees are demonstrated by, inter alia: (i) the nature and quality of services provided to the SEI Funds and its security holders in exchange for the investment management fees; (ii) the failure of defendant SIMC to adequately pass economies-of-scale savings on to the SEI Funds and their security holders, and the retention of those economies-of-scale savings by defendant SIMC; (iii) the costs and profitability of

defendant SIMC's investment management services; and (iv) the failure of the SEI Funds' Board

of Trustees (the "Board") to exercise the requisite level of care and conscientiousness in

approving the fees paid pursuant to the Advisory Agreements between defendant SIMC and the

SEI Funds.

The Nature and Quality of the Investment Management Services Performed by Defendant SIMC Do Not Justify Defendant SIMC's Fee

20.   Defendant SIMC entered into substantially similar Advisory Agreements with

International Trust, Managed Trust, and Tax Exempt Trust.   The Advisory Agreements task

defendant SIMC with managing the investment and reinvestment of the SEI Funds' assets.

SIMC's Advisory Agreement with International Trust, for example, states that defendant SIMC

must fulfill the following general responsibilities:

> DUTIES OF THE ADVISER. The Trust employs the Adviser to manage the investment and reinvestment of the assets, to hire (subject to the approval of the Trust's Board of Trustees and, except as otherwise permitted under the terms of any exemptive relief obtained by the Adviser from the Securities and Exchange Commission, or by rule or regulation, a majority of the outstanding voting securities of any affected Portfolio(s)) and thereafter supervise the investment activities of one or more sub-advisers deemed necessary to carry out the investment program of any Portfolios of the Trust, and to continuously review, supervise and (where appropriate) administer the investment program of the Portfolios, to determine in its discretion (where appropriate) the securities to be purchased or sold, to provide the Administrator and the Trust with records concerning the Adviser's activities which the Trust is required to maintain, and to render regular reports to the Administrator and to the Trust's officers and Trustees concerning the Adviser's discharge of the foregoing responsibilities. The retention of a sub-adviser by the Adviser shall not relieve the Adviser of its responsibilities under this Agreement.

21.   Rather than providing the majority of the investment management services

directly to the SEI Funds, defendant SIMC subcontracts with others to provide the services at a

fraction of the fee charged to the SEI Funds.   Defendant SIMC subcontracts its investment

management duties to numerous sub-advisers pursuant to substantially similar Sub-Advisory

Agreements.   Defendant SIMC's Sub-Advisory Agreement with del Rey Global Investors, LLC ("del Rey Global"), for example, requires del Rey Global to fulfill the below general responsibilities, which are practically identical to the responsibilities outlined above in defendant SIMC's Advisory Agreement with International Trust:

Duties of the Sub-Adviser. Subject to supervision by the Adviser and the Trust's Board of Trustees, *the Sub-Adviser shall manage all of the securities and other assets of each Fund entrusted to it hereunder (the "Assets"), including the purchase, retention and disposition of the Assets*, in accordance with the Fund's investment objectives, policies and restrictions as stated in each Fund's prospectus and statement of additional information, as currently in effect and as amended or supplemented from time to time (referred to collectively as the "Prospectus"), and subject to the following:

(a) *The Sub-Adviser shall, in consultation with and subject to the direction of the Adviser, determine from time to time what Assets will be purchased, retained or sold by a Fund, and what portion of the Assets will be invested or held uninvested in cash.*

(b) In the performance of its duties and obligations under this Agreement, the Sub-Adviser shall act in conformity with the Trust's Declaration of Trust (as defined herein), Prospectus, Compliance Policies and Procedures and with the instructions and directions of the Adviser and of the Board of Trustees of the Trust and will conform to and comply with the requirements of the 1940 Act, the Internal Revenue Code of 1986 (the "Code"), and all other applicable federal and state laws and regulations, as each is amended from time to time.

(c) *The Sub-Adviser shall determine the Assets to be purchased or sold by a Fund* as provided in subparagraph (a) and will place orders with or through such persons, brokers or dealers to carry out the policy with respect to brokerage set forth in a Fund's Prospectus or as the Board of Trustees or the Adviser may direct from time to time, in conformity with all federal securities laws. In executing Fund transactions and selecting brokers or dealers, the Sub-Adviser will use its best efforts to seek on behalf of each Fund the best overall terms available. In assessing the best overall terms available for any transaction, the Sub-Adviser shall consider all factors that it deems relevant, including the breadth of the market in the security, the price of the security, the financial condition and execution capability of the broker or dealer, and the reasonableness of the commission, if any, both for the specific transaction and on a continuing basis. In evaluating the best overall terms available, and in selecting the broker-dealer to execute a particular transaction, the Sub-Adviser may also consider the brokerage and research services provided (as those terms are defined in Section 28(e) of the Securities Exchange Act of 1934 (the "Exchange Act")). Consistent with any guidelines established by the Board of Trustees of the Trust and Section 28(e) of the Exchange Act, the Sub-Adviser is authorized to pay to a broker or dealer who provides such brokerage and research services a commission for executing a portfolio transaction for a Fund which is in excess of the amount of commission another broker or dealer would have charged for effecting that transaction if, but only if, the Sub-Adviser determines in good faith that such commission was reasonable in relation to the value of the brokerage and research services provided by such broker or dealer — viewed in terms of that particular transaction or in terms of the overall responsibilities of the Sub-Adviser to its discretionary clients, including a Fund. In addition, the Sub-Adviser is authorized to allocate purchase and sale orders for securities to brokers or dealers (including brokers and dealers that are affiliated with the Adviser, Sub-Adviser or the Trust's principal underwriter) if the Sub-Adviser believes that the quality of the transaction and the commission are comparable to what they would be with other qualified firms. In no instance, however, will a Fund's Assets be purchased from or sold to the Adviser, Sub-Adviser, the Trust's principal underwriter, or any affiliated person of either the Trust, Adviser, the Sub-Adviser or the principal underwriter, acting as principal in the transaction, except to the extent permitted by the Securities and Exchange Commission ("SEC") and the 1940 Act.

(d) *The Sub-Adviser shall maintain all books and records with respect to transactions involving the Assets* required by subparagraphs (b)(5), (6), (7), (9), (10) and (11) and paragraph (f) of Rule 31a-1 under the 1940 Act. The Sub-Adviser shall keep the books and records relating to the Assets required to be maintained by the Sub-Adviser under this Agreement and shall timely furnish to the Adviser all information relating to the Sub-Adviser's services under this Agreement needed by the Adviser to keep the other books and records of a Fund required by Rule 31a-1 under the 1940 Act. The Sub-Adviser agrees that all records that it maintains on behalf of a Fund are property of the Fund and the Sub-Adviser will surrender promptly to a Fund any of such records upon the Fund's request; provided, however, that the Sub-Adviser may retain a copy of such records. In addition, for the duration of this Agreement, the Sub-Adviser shall preserve for the periods prescribed by Rule 31a-2 under the 1940 Act any such records as are required to be maintained by it pursuant to this Agreement, and shall transfer said records to any successor sub-adviser upon the termination of this Agreement (or, if there is no successor sub-adviser, to the Adviser).

(e) *The Sub-Adviser shall provide a Fund's custodian on each business day with information relating to all transactions concerning a Fund's Assets* and shall provide the Adviser with such information upon request of the Adviser.

(f) To the extent called for by the Trust's Compliance Policies and Procedures, or as reasonably requested by a Fund, *the Sub-Adviser shall provide the Fund with information and advice regarding Assets to assist the Fund in determining the appropriate valuation of such Assets.*

22.   All of the SEI Funds' assets are managed by sub-advisers, leaving defendant SIMC largely without any asset management responsibilities. The following chart shows the

various sub-advisers defendant SIMC subcontracts with in support of managing the SEI Funds' assets:

SEI High Yield Bond Fund	J.P. Morgan Investment Management Inc
	Ares Management LLC
	Brigade Capital Management, LLC
	Gugghenheim Partners Investment Management, LLC
	Delaware Management Company
SEI International Equity Fund	Acadian Asset Management LLC
	Causeway Capital Management LLC
	del Rey Global Investors, LLC
	INTECH Investment Management LLC
	Neuberger Berman Management LLC
	Schroder Investment Management North America Inc.
	Tradewinds Global Investors, LLC
SEI Tax-Exempt Intermediate-Term Municipal Fund	Delaware Management Company
	Standish Mellon Asset Management Company LLC
SEI Tax-Managed Large Cap Fund	AQR Capital Management, LLC
	AJO, LP
	Brown Advisory LLC
	Delaware Management Company
	LSV Asset Management
	Parametric Portfolio Associates LLC
	Waddell & Reed Investment Management Co
	Westend Advisors, LLC
SEI Tax-Managed Small/Mid Cap Fund	AllianceBernstein L.P.
	Century Capital Management, LLC
	Lee Munder Capital Group, LLC
	LSV Asset Management
	Parametric Portfolio Associates LLC
	Wellington Management Company, LLP
	William Blair & Company L.L.C.

23. In addition to limiting defendant SIMC's role to general oversight and supervising the sub-advisers, the Advisory Agreements limit defendant SIMC's exposure to liability. In

particular, defendant SIMC is not liable for any investment decision made by a sub-adviser.

Defendant SIMC's Advisory Agreements with International Trust, Managed Trust, and Tax

Exempt Trust contain the following language regarding defendant SIMC's liability exposure as it

pertains to assets managed by a sub-adviser:

> LIMITATION OF LIABILITY OF THE ADVISER. The duties of the Adviser shall be confined to those expressly set forth herein, and no implied duties are assumed by or may be asserted against the Adviser hereunder. *The Adviser shall not be liable for any error of judgment or mistake of law or for any loss arising out of any investment or for any act or omission in carrying out its duties hereunder*, except a loss resulting from willful misfeasance, bad faith or gross negligence in the performance of its duties, or by reason of reckless disregard of its obligations and duties hereunder, except as may otherwise be provided under provisions of applicable state law which cannot be waived or modified hereby. (As used in this Section 9, the term "Adviser" shall include directors, officers, employees and other corporate agents of the Adviser as well as that corporation itself).

24.   Defendant SIMC shares its supervisory role with the Board, which further limits

defendant SIMC's responsibilities. According to the Statement of Additional Information for

International Trust, Managed Trust, and Tax Exempt Trust, the Board oversees the SEI Funds'

activities, monitors the quality of services provided to the SEI Funds, and reviews the SEI Funds'

investment performance.

25.   Defendant SIMC subcontracting its investment management duties to sub-

advisers has no effect on the management fees it charges the SEI Funds.   Rather, the

management fees are based on a stated percentage of the SEI Funds' average daily net asset

value. As such, the investment management fees are not based on the services actually rendered

or defendant SIMC's costs in providing services to the SEI Funds. For certain funds, defendant

SIMC has agreed to waive a portion of its advisory fees, resulting in slightly lower effective rates

for those funds. However, these waivers are just designed to create the illusion of savings for

fund holders. Defendant SIMC has only agreed to fee waivers for select funds and, where they exist, the fee reductions are minimal. The funds that receive fee waivers still pay fees that are drastically out of proportion to the services provided by defendant SIMC. The SEI Funds paid defendant SIMC nearly *$27 million* in advisory fees for the 2012 fiscal year, over $10 million of which went to defendant SIMC for doing almost no work.[4] Defendant SIMC's effective fee schedule with the SEI Funds including waivers is as follows:

SEI High Yield Bond Fund	0.4875%	$7,253*
SEI International Equity Fund	0.505%	$8,759
SEI Intermediate-Term Municipal Fund	0.33%	$3,164
SEI Tax-Managed Large Cap Fund	0.40%	$6,162
SEI Tax-Managed Small/Mid Cap Fund	0.65%	$1,647
		$26,985

* All figures in thousands

26.   In exchange for their services, defendant SIMC in turn pays fees to the sub-advisers. While the SEI Funds paid defendant SIMC nearly *$27 million* in advisory fees for the 2012 fiscal year, the sub-advisers were paid just over *$16 million*. In 2012, defendant SIMC retained *$10.3 million* of the fees paid to it by the SEI Funds in exchange for its supervisory services. The retained fees represented over *62%* of the fees paid to the sub-advisers for actually managing the SEI Funds' portfolios. The following table reflects the material difference in the fees defendant SIMC charged the SEI Funds, and the fees defendant SIMC paid the sub-advisers for substantially the same service in 2012:

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[4] The 2012 fiscal year for High Yield Bond, International Equity, Tax-Managed Large Cap, and Tax-Managed Small/Mid Cap ended on September 30, 2012. The 2012 fiscal year for Intermediate-Term Municipal ended on August 31, 2012.

SEI High Yield Bond Fund	2012	$7,253*	$4,729	$2,524	53%
SEI International Equity Fund	2012	$8,759	$5,925	$2,834	48%
SEI Intermediate-Term Municipal Fund	2012	$3,164	$1,256	$1,908	152%
SEI Tax-Managed Large Cap Fund	2012	$6,162	$3,527	$2,635	75%
SEI Tax-Managed Small/Mid Cap Fund	2012	$1,647	$1,178	$469	40%
Total		$26,985	$16,615	$10,370	62%

All figures in thousands

27.   Accordingly, despite the fact that the sub-advisers manage 100% of each of the

SEI Funds' assets, the sub-advisers charge defendant SIMC fees that represent just a fraction of

the total fees that defendant SIMC charges the SEI Funds. Although the Advisory Agreements

task defendant SIMC with the responsibility of assigning, overseeing, and evaluating the assets

managed by the sub-advisers, these responsibilities are minimal compared to the day-to-day

responsibilities of managing the SEI Funds' portfolio, and are worth even less when taking into

account defendant SIMC's limitation of liability for the sub-advisers' actions and defendant

SIMC sharing its supervisory role with the Board.

Economies of Scale Enjoyed in Connection with the Investment Management Services Were Not Passed on to the SEI Funds as Required by Section 36(b)

28.   The legislative history of Section 36(b) recognizes that an investment adviser's

failure to pass on economies of scale to the fund is one of the principal causes of excessive fees.

Economies of scale are created when assets under management increase more quickly than the cost of advising and managing those assets. The work required to operate a mutual fund does not increase proportionately with the assets under management. Investment management efforts, the most important (and most expensive) input into portfolio management, do not increase along with portfolio size. A portfolio manager can invest $100 million nearly as easily as $1 billion, and $1 billion nearly as easily as $2 billion. Economies of scale should lead to lower fees as assets under management increase.

29.   The existence of economies of scale in the mutual fund industry has been confirmed by both the SEC and the Governmental Accounting Office. Both conducted in-depth studies of mutual fund fees in 2000, and both concluded that economies of scale exist in the provision of management services.

30.   Although significant economies of scale exist for the SEI Funds, the associated cost savings largely have been appropriated for the benefit of defendant SIMC rather than being shared with the SEI Funds. Defendant SIMC's fee schedule is not designed for the SEI Funds and their security holders to take advantage of the savings arising from economies of scale. As the following table shows, defendant SIMC has charged the same fee rates to the SEI Funds since first initiating its management services despite the SEI Funds' significant growth through additional investments:

SEI Intermediate-Term Municipal Fund	0.33%	April 1996	$259,238*	$1,054,172	307%
SEI International	0.505%	March 1997	$641,621	$2,034,441	217%

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[5] Tax-Managed Large Cap is the only SEI Fund that has not experienced significant asset growth since its initiation.

Equity Fund					
SEI High Yield Bond Fund	0.4875%	December 2003	$1,045,589	$2,022,174	93%
SEI Tax-Managed Small/Mid Cap Fund	0.65%	December 2003	$217,993	$401,654	84%

All figures in thousands

31.   The investment management fees paid to defendant SIMC are disproportionate to the value of services rendered, and therefore excessive, especially when considering the excess profits resulting from economies of scale. The economies of scale enjoyed by defendant SIMC with respect to the SEI Funds have not been adequately shared with the SEI Funds, as required by Section 36(b), in breach of defendant SIMC's Section 36(b) fiduciary duty to the SEI Funds with respect to such compensation.

The Costs and Profitability of Providing Investment Management Services Does Not Justify Defendant SIMC's Excessive Fees

32.   Defendant SIMC's incremental costs of providing management services to the SEI Funds are not substantial, while the additional fees received by defendant SIMC are unreasonable and hugely excessive given that the nature, quality, and level of the services remain the same as assets under management grow. While fees of 0.65% or less may seem inconsequential, these percentages translate into substantial fees when applied to the SEI Funds' assets in the billions of dollars. In fiscal year 2012 alone, defendant SIMC was paid a total of nearly *$27 million* in investment management fees from the SEI Funds. Of that sum, defendant SIMC paid the SEI Funds' sub-advisers just over $16 million for sub-advisory services, retaining *$10.3 million* for itself.

33.   The true cost of investment management services should correlate to the fees charged by the sub-advisers. In fact, as external, for-profit sub-advisers, the fees charged by the

sub-advisers to defendant SIMC include the sub-advisers' costs plus, presumably, a reasonable profit. While each individual sub-advisers' fees are much smaller than defendant SIMC's fee, upon information and belief, the sub-advisers still make a profit.

34. Defendant SIMC's markup for its investment management resulted in fees that are disproportionate to services rendered, could not be the product of negotiations conducted at arm's-length, and therefore constitute a breach of defendant SIMC's fiduciary duty to the SEI Funds with respect to the receipt of such compensation.

The Board Was Not Acting Conscientiously in Approving Defendant SIMC's Investment Management Fees

35. Fund trustees have a fiduciary duty to mutual funds and to their shareholders (who, individually, have no power to negotiate such fees for the funds) to negotiate fees that are both beneficial to the mutual funds and are comparable to fees that would be negotiated at arm's-length. For the reasons discussed herein, the Board was not acting consistent with its fiduciary duty when it approved defendant SIMC's excessive investment management fees, and allowed these fees to continue.

36. Each of the funds in the SEI Funds complex, which is comprised of 189 funds, is governed by the Board. The Board is composed of eight trustees, who meet, oversee, and make decisions for all the funds in the SEI Funds complex. The Board's purportedly independent members are compensated for their services. As a result of the compensation they receive, Board membership in the SEI Funds complex is a lucrative part-time job for the fund trustees. In 2012 alone, the trustees for the funds in the SEI Funds complex received total compensation in the following amounts:

George J. Sullivan, Jr.	$239,626
Rosemarie B. Greco	$209,004

Nina Lesavoy	$209,004
James M. Williams	$209,004
Mitchell A. Johnson	$209,004
Hubert L. Harris, Jr.	$209,004[6]

37.   The Board has a separate and distinct fiduciary duty to each mutual fund in the SEI Funds complex to enter into serious and substantive negotiations with respect to all fees charged by advisers, including defendant SIMC.   Correspondingly, defendant SIMC has a reciprocal fiduciary duty to each mutual fund under its management to assure that the fees it charges for services rendered are reasonably related to the services provided and correspond with fees that would be charged in an arm's-length negotiation.

38.   The trustees are supposed to be "watchdogs" for the SEI Funds' security holders. The trustees, however, cannot properly monitor the SEI Funds because they are charged with the oversight of 189 funds in the SEI Funds complex.   Each fund has its own lengthy prospectus, regulatory filings, and compliance issues to review.

39.   Furthermore, even if statutorily "non-interested," the trustees are in all practical respects dominated and unduly influenced by defendant SIMC in reviewing the fees paid by the SEI Funds and their security holders.   The trustees' continuation in the role of an independent trustee from year-to-year, and the compensation they earn, is at least partially dependent on the continued good will and support of defendant SIMC.

40.   As discussed above, truly independent boards acting conscientiously would not have tolerated the investment management fees charged by defendant SIMC if they had obtained adequate information regarding, among other things: (i) the services provided by the sub-advisers, and the fees the sub-advisers charged for such services, as compared to the investment

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[6] The two interested trustees, Robert A. Nesher and William M. Doran, did not receive compensation as trustees.

management fees that defendant SIMC charged for its minimal services; (ii) the economies of scale enjoyed by defendant SIMC; and (iii) the profitability of the SEI Funds to defendant SIMC.

41.   As further evidence that the Board was not acting conscientiously when it approved defendant SIMC's advisory fees for the SEI Funds, the Board approved defendant SIMC's advisory fees for the SEI Funds despite the SEI Funds underperforming their primary benchmarks. For example:

- Intermediate-Term Municipal's Class A shares underperformed their primary benchmark, the Barclays Capital 3-15 Year Municipal Blend Index, in the one-year period, the five-year period, and the ten-year period;

- International Equity's Class A shares underperformed their primary benchmark, the MSCI EAFE Index, in the five-year period and the ten-year period;

- Tax-Managed Large Cap Fund's Class A shares underperformed their primary benchmark, the Russell 1000 Index, in the one-year period, the three-year period, the five-year period, and the ten-year period;

- Tax-Managed Small/Mid Cap's Class A shares underperformed their primary benchmark, Russell 2500 Index, in the one-year period, the three-year period, the five-year period, and the ten-year period; and

- High Yield Bond's Class A shares underperformed their primary benchmark, the BofA Merrill Lynch U.S. High Yield Master II, Constrained Index, in the one-year period, the five-year period, and the ten-year period.

42.   Accordingly, given the reasons above, the Board did not act conscientiously and therefore breached its fiduciary duty when it approved defendant SIMC's investment

management fees. The Board's lack of conscientiousness resulted in fees that are disproportionate to the value of the services rendered.

COUNT

Against Defendant SIMC Pursuant to Section 36(b)
Derivatively on Behalf of the SEI Funds
(Investment Management Fees)

43.   Plaintiffs incorporate by reference and reallege each and every allegation contained above, as though fully set forth herein.

44.   Defendant SIMC had a fiduciary duty to the SEI Funds and their investors with respect to the receipt of compensation for services and payments of a material nature made by and to defendant SIMC.

45.   The fees charged by defendant SIMC for providing investment management services to the SEI Funds breached defendant SIMC's fiduciary duty to the SEI Funds with respect to such compensation.

46.   This Count is brought by plaintiffs derivatively on behalf of the SEI Funds against defendant SIMC for breach of its fiduciary duties with respect to the receipt of compensation as defined by Section 36(b).

47.   The excessive fees received by defendant SIMC were in breach of its fiduciary duties to the SEI Funds with respect to such compensation. By reason of the conduct described in this complaint, defendant SIMC violated Section 36(b).

48.   As a direct, proximate, and foreseeable result of defendant SIMC's breach of fiduciary duties in its role as investment adviser to the SEI Funds and their investors, the SEI Funds and their shareholders have sustained millions of dollars in damages.

49.   In charging and receiving inappropriate, unlawful, and excessive compensation, and in failing to put the interests of plaintiffs, and other security holders of the SEI Funds ahead of its own interests, defendant SIMC has breached and continues to breach its statutory fiduciary duty to plaintiffs in violation of Section 36(b).

50.   Plaintiffs seek, pursuant to Section 36(b)(3), the actual damages resulting from the breach of fiduciary duty by defendant SIMC, up to and including, the amount of compensation or payments received from the SEI Funds and earnings that would have accrued to plaintiffs had that compensation not been paid.

51.   Alternatively, plaintiffs seek rescission of the contracts and restitution of all the excessive fees paid pursuant thereto. *See* ICA section 47(b), 15 U.S.C. §80a-46(a-b). When a violation of the ICA has occurred, a court may order that the Advisory Agreements between defendant SIMC and the SEI Funds, on behalf of the SEI Funds, be rescinded, thereby requiring restitution of all investment management fees paid to it by the SEI Funds from one year prior to the commencement of this action through the date of trial, together with interest, costs, disbursements, attorneys' fees, fees of expert witnesses, and such other items as may be allowed to the maximum permitted by law.

PRAYER FOR RELIEF

WHEREFORE, plaintiffs demand judgment as follows:

A.   An order declaring that defendant SIMC has violated and continues to violate Section 36(b) through the receipt of fees from the SEI Funds that breach defendant SIMC's fiduciary duty with respect to the receipt of compensation.

B.   An order preliminarily and permanently enjoining defendant SIMC from further violations of the ICA.

C.   An order awarding compensatory damages on behalf of the SEI Funds against defendant SIMC, including repayment of all unlawful and/or excessive investment management fees paid to it by the SEI Funds or their security holders from one year prior to the commencement of this action through the date of the trial of this case, together with interest, costs, disbursements, attorneys' fees, fees of expert witnesses, and such other items as may be allowed to the maximum extent permitted by law. Plaintiffs reserve the right to seek punitive damages where applicable.

D.   An order rescinding the Advisory Agreements between defendant SIMC and the SEI Funds, including restitution of the excessive investment management fees paid to defendant SIMC by the SEI Funds from a period commencing one year prior to the commencement of this action through the date of the trial of this case, together with interest, costs, disbursements, attorneys' fees, fees of expert witnesses, and such other items as may be allowed to the maximum extent permitted by law.

E.   Such other and further relief as may be just and proper under the circumstances.

JURY TRIAL DEMAND

Plaintiffs hereby demand a trial by jury.

Dated: December 11, 2013

RYAN & MANISKAS, LLP



RICHARD A. MANISKAS
995 Old Eagle School Road, Suite 311
Wayne, PA 19087
Telephone: (484) 588-5516
Facsimile: (484) 450-2582
rmaniskas@rmclasslaw.com

ROBBINS ARROYO LLP
BRIAN J. ROBBINS
STEPHEN J. ODDO
EDWARD B. GERARD
JUSTIN D. RIEGER

600 B Street, Suite 1900
San Diego, CA 92101
Telephone: (619) 525-3990
Facsimile: (619) 525-3991
brobbins@robbinsarroyo.com
soddo@robbinsarroyo.com
egerard@robbinsarroyo.com
jrieger@robbinsarroyo.com

Attorneys for Plaintiffs

911682

VERIFICATION

I, Steven Curd, hereby declare as follows:

I am the plaintiff in the within entitled action. I have read the Verified Complaint. Based upon discussions with and reliance upon my counsel, and as to those facts of which I have personal knowledge, the Verified Complaint is true and correct to the best of my knowledge, information, and belief.

I declare under penalty of perjury that the foregoing is true and correct.

Signed and Accepted:

Dated: _____ 12/9/13 _____

_____
                                    STEVEN CURD

VERIFICATION

I, Rebel Curd, hereby declare as follows:

I am the plaintiff in the within entitled action. I have read the Verified Complaint. Based upon discussions with and reliance upon my counsel, and as to those facts of which I have personal knowledge, the Verified Complaint is true and correct to the best of my knowledge, information, and belief.

I declare under penalty of perjury that the foregoing is true and correct.

Signed and Accepted:

Dated: 12/4/13



REBEL CURD